November 24, 2009

VIA EDGAR CORRESPONDENCE

Mr. Christian Sandoe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProFunds (File Nos. 333-28339; 811-08239)

Dear Mr. Sandoe:

Pursuant to Rule 461 under the Securities Act, on behalf of ProFunds (the “Trust”) and the Trust’s principal underwriter, ProFunds Distributors, Inc., we respectfully request that Post-Effective Amendment No. 67 under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 69 under the Investment Company Act of 1940 to the Trust’s registration statement on Form N-1A, filed on November 24, 2009 (the “Registration Statement”), be declared effective on November 24, 2009, or as soon as possible thereafter.

In connection with your review of the Registration Statement, the Trust hereby acknowledges the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this request for accelerated effectiveness to Barry I. Pershkow at (240) 497-6495.

Very Truly Yours,

PROFUNDS /s/ Amy R. Doberman Amy R. Doberman, Esq. Secretary	PROFUNDS DISTRIBUTORS, INC. /s/ Victor M. Frye Victor M. Frye Secretary